October 10, 2007

Mail Stop 4561

Mr. H. William Willoughby
Principal Financial Officer
Capital Realty Investors, Ltd.
11200 Rockville Pike
Rockville, MD 20852

Re: **Capital Realty Investors, Ltd.**
        Form 10-KSB for the year ended December 31, 2006
        Filed April 17, 2007
        File No. 0-11149

Dear Mr. Willoughby:

        We have completed our review of your Form 10-KSB and related filings and do
not, at this time, have any further comments.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant